

By Electronic Mail

January 10, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Withdrawal of Certification
        WisdomTree Bitcoin Fund
        Issuer CIK: 0001850391
        Issuer File Number: 333-254134
        Form Type: 8-A12B
        Filing Date: January 10, 2024

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. is withdrawing the Form 8-A12B Certification as originally filed on January 10, 2024, for the following security:

- WisdomTree Bitcoin Fund (BTCW)

If there are any questions, please reach out to me directly. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications